

Service Request# **20177822870**

State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

01-18-2018

8139167
OMNI VALLEY INC
2528 UNIVERSITY AVENUE
MADISON, WI 53705

ATTN: JAMES GRADY BUCHANAN

DESCRIPTION		AMOUNT
6683264 - OMNI VALLEY, INC. 0102S Stock Corporation		
	Incorporation Fee	$15.00
	Receiving/Indexing	$25.00
	Surcharge Assessment-New Castle County	$6.00
	Page Assessment-New Castle County	$45.00
	Data Entry Fee	$5.00
	Court Municipality Fee, Wilm.	$20.00
6683264 - OMNI VALLEY, INC. Entity Status - Short Form		
	Certification Fee	$50.00
	TOTAL CHARGES	$166.00
	TOTAL PAYMENTS	$166.00
	BALANCE	$0.00

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY "OMNI VALLEY, INC." IS DULY

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD

STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS

OF THIS OFFICE SHOW, AS OF THE EIGHTEENTH DAY OF JANUARY, A.D.

2018.



Jeffrey W. Bullock, Secretary of State

6683264 8300

SR# 20177822870

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 201989353

Date: 01-18-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:30 PM 12/26/2017
FILED 12:30 PM 12/26/2017
SR 20177822870 - File Number 6683264

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
OF
OmniValley, Inc.

(Pursuant to Section 102 of the Delaware General Corporation Law)

ARTICLE I
NAME

SECTION 1.01. Name. The name of the Corporation is OmniValley, Inc. (the "Corporation").

ARTICLE II
REGISTERED AGENT

SECTION 2.01. Registered Agent. The registered office of the Corporation in the State of Delaware is located at 919 North Market Street, Suite 950, in the city of Wilmington, county of New Castle, state of Delaware, 19801. The name of its registered agent at such address upon whom process against this Corporation may be served is InCorp Services, Inc.

ARTICLE III
PURPOSE

SECTION 3.01. Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the "DGCL").

ARTICLE IV
CAPITALIZATION

SECTION 4.01. Number of Shares. The total amount of stock this Corporation is authorized to issue is ten million (10,000,000) shares with a par value of $0.00001 per share.

ARTICLE V
BYLAWS

SECTION 5.01. Bylaws. The stockholders of the Corporation shall have the power to adopt, amend, or repeal the Bylaws of the Corporation. The Board of Directors of the Corporation shall have the power to adopt, amend, or repeal the Bylaws of the Corporation upon the approval of a majority of the whole Board of Directors at any regular or special meeting of the Board of Directors at which a quorum is present.

ARTICLE VI
DIRECTORS

SECTION 6.01. Management. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors.

SECTION 6.02. Removal. Any director may be removed from office with or without cause, and then only upon the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of stock of the Corporation generally entitled to vote in the election of directors, voting together as a single class and acting at a meeting of the stockholders in accordance with the DGCL, this Certificate, and the Bylaws of the Corporation.

SECTION 6.03. Number. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws. Unless and to the extent that the Bylaws of the Corporation so provide, the election of directors need not be by written ballot.

SECTION 6.04. Limitation of Director Liability.

(a) No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article VI shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

(b) If the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

(c) Amendment or repeal of this Article VI, or the adoption of any provision of this Certificate of Incorporation that is inconsistent with this Article VI, shall not eliminate, reduce, or otherwise adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such amendment, repeal, or adoption of an inconsistent provision.

ARTICLE VII
INDEMNIFICATION

SECTION 7.01. Indemnification. The Corporation shall indemnify, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, the directors and officers of the Corporation.

ARTICLE VIII
AMENDMENT OF CERTIFICATE OF INCORPORATION

SECTION 8.01. Amendments. In furtherance of, and not in limitation of, the powers conferred by the DGCL, the Corporation may from time to time alter, amend, repeal, or adopt, in whole or in part, any provisions of this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

ARTICLE IX
FORUM SELECTION

SECTION 9.01. Exclusive Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers, or employees arising pursuant to any provision of the DGCL or this Certificate or the Bylaws of the Corporation, or (iv) any action asserting a claim against the Corporation, its directors, officers, or employees governed by the internal affairs doctrine, except as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article.

SECTION 9.02. Stockholder Consent to Personal Jurisdiction. If any action the subject matter of which is within the scope of Section 9.01 above is filed in a court other than a court located within the State of Delaware (a "Foreign Action") in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 9.01 (an "Enforcement Action") and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

ARTICLE X
INCORPORATOR

SECTION 10.01. Statement of Effective Date. This Certificate of Incorporation is effective as of January 1, 2018. The Corporation will begin its operations as a Delaware Corporation as of this date.

SECTION 10.02. Incorporator. The name and mailing address of the incorporator are as follows:

Name: James Grady Buchanan Jr.
Address: 2528 University Avenue
Madison, WI 53705

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file, and record this Certificate of Incorporation, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this day of December 7, 2017.



By: _____
Incorporator

Name: _____James Grady Buchanan Jr._____
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